EXHIBIT 11(a)(14)
                                                        -----------------



           [Form of letter dated July 12, 1999 from Gary L. Neale,
         Chairman, President and Chief Executive Officer of Parent,
                         to shareholders of Parent]


                   [Letterhead of Gary L. Neale, Chairman,
              President and Chief Executive Officer of Parent]



                                      July 12, 1999


   Dear NiSource Shareholder:

   I am writing to update you on the progress of our $68 cash tender offer for Columbia Energy Group, which we announced on Thursday, June 24.

   We believe the acquisition of Columbia will create substantial
   value for you, the NiSource shareholder.   As evidenced by our
   inclusion in Fortune magazine's recent 10-year rankings of companies producing the most value for shareholders, we have been committed to and successful in growing shareholder value from both regulated and non-regulated businesses. We believe this acquisition will enable us to grow earnings per share at more than 12 percent per year, primarily from core businesses, further enhancing shareholder value.

   Our analysis shows this transaction will be accretive - that is, it will increase our earnings in the first 12 months without operational synergies - and will add substantially to earnings in later years. Our current analysis shows this transaction providing $0.01 accretion in the first year, $0.12 in the second, and more in subsequent years. Additionally, the credit rating agencies, S&P, Moody's and Duff & Phelps, have affirmed that our post-acquisition pro forma debt will be investment grade and in line with other similar companies.

   The acquisition of Columbia is also in line with our strategy of developing a natural gas distribution corridor from Chicago to New England. We have proven our ability to compete in this industry. The combination will make NiSource a super-regional energy powerhouse, with abilities to transport and store natural gas and to profitably take advantage of weather patterns in ways not possible today. At the same time, our larger asset base will allow us to reap larger savings by sharing services used by all parts of the NiSource family.


   For these reasons, we are strongly committed to completing this transaction and are confident that we will prevail at the end of the day. Although Columbia's management and board have repeatedly stonewalled us, their shareholders have shown overwhelming support for our proposal.

   As Columbia shareholders continue to express their support for our offer to their board, we believe that CEO Rick Richard and his fellow directors will decide to enter into negotiations with us. With a negotiated, definitive agreement in place, the regulatory approval process could be completed in six to nine months - a timetable very similar to that of Dominion/CNG, which involves many of the same states and regulatory bodies.

   If Columbia refuses to cooperate, we will continue to take all necessary steps to secure regulatory approvals on our own, although it will take up to 12 to 18 months, depending upon how much Columbia obstructs the process.

   Having said all of the above, be assured we will do nothing to jeopardize our track record of growth in shareholder value. We will keep you apprised of developments as the tender progresses. In the meantime, I believe that you, as a NiSource shareholder, are in a terrific position to benefit from the changes taking place in our industry. I thank you for your continued support, and I encourage you to contact me with your thoughts and questions.

                                        Sincerely,




   ---------------------------------------------------------------------
   This letter contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934, including statements about future business operations and financial performance. These statements involve risks and uncertainties inherent in business forecasts, and actual results could differ materially from those indicated in these statements. A number of these risks and uncertainties are discussed in NiSource's Form 10-Q Quarterly Report filed with the Securities and Exchange Commission on May 14, 1999.

   This letter is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group. Such offer is made solely by the Offer to Purchase, dated June 25, 1999, and the related Letter of Transmittal. It is not being made to, and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which the making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer,it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its August 6, 1999 expiration date. Any extention will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This letter does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of The Securities Exchange Act

   ------------------------------------------------------------------------